January 18, 2011

Stratton Multi-Cap Fund, Inc.

Plymouth Meeting Executive Campus

610 W. Germantown Pike

Suite 300

Plymouth Meeting, Pennsylvania 19462-1050

Attention: Lynne Cannon, Chief Compliance Officer

Re:	Stratton Multi-Cap Fund, Inc.

(formerly Stratton Growth Fund, Inc.)

Dear Ms. Cannon:

NOTICE OF ASSIGNMENT

PFPC Trust Company (“PFPC Trust”) and Customer are parties to a Custodian Services Agreement dated May 1, 2001 (the “Agreement”). Pursuant to Section 19 of the Agreement, PFPC Trust intends to assign the Agreement (including assignment of PFPC Trust’s rights and delegation of PFPC Trust’s duties with respect thereto) to PFPC Trust’s affiliate, The Bank of New York Mellon, effective February 21, 2011. PFPC Trust hereby provides to Customer 30 days’ written notice of such action.

Very truly yours,

PFPC TRUST COMPANY

By:	/s/ Edward A. Smith, III
Edward A. Smith, III
Vice President & Senior Director

8800 Tinicum Boulevard, Fourth Floor, Philadelphia, PA 19153